Filed by Hertz Global Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2(b) of the Securities Exchange Act of 1934

Subject Company:
Dollar Thrifty Automotive Group, Inc.
Exchange Act File No. 001-13647

On May 9, 2011, Mark Frissora, Chairman and Chief Executive Officer of Hertz Global Holdings, Inc. (“Hertz”), sent the following email to employees of Hertz:

Dear Hertz Colleagues,

We have just announced that Hertz has restarted the process to acquire Dollar Thrifty.  We are confident that we can obtain government and Dollar Thrifty shareholder consent and are committed to a fast path forward.  It is clear that a combination of our companies will be mutually beneficial.  Together we can pursue growth opportunities made possible by operating jointly, and we can achieve significant cost savings as well.  We are also better positioned to compete against the current multi-brand, nationwide competitors, Avis/Budget and Enterprise/Alamo/National.

You may wonder why we are moving forward now after the unsuccessful Dollar Thrifty shareholder vote last fall.  First, the vote did not prevent Hertz from re-engaging at any time of our choosing.  Additionally, economic conditions continue to improve, creating revenue growth opportunities over the next several years.  Moreover, Avis has been trying unsuccessfully for the past 12 months to secure government approval to buy Dollar Thrifty and all they have to show for their year-long efforts are “constructive discussions” with U.S. regulators.  We don’t believe Avis can get a deal done and the time is right to resolve this matter once and for all to our and Dollar Thrifty’s satisfaction.

In contrast with Avis, we’ve picked up where we left off with the government last fall and we are confident we can secure its consent to proceed.  Unfortunately, that will mean divesting Advantage Rent-a-Car in the U.S., which is not our preference, but it’s clear that a merger with Dollar Thrifty becomes far more difficult if the government opposes the transaction.

Today, we are in the initial phases of this process, which we intend to fast-track.  That being said, there are many reasonable questions employees will have today that won’t have answers until after the transaction is completed.  Nor can we be 100% certain that a transaction will occur.  For these reasons, every Hertz (and Advantage) employee should stay focused on the tasks at hand.  We are on track to have a very good year, but we need everyone to work towards beating our 2011 targets.  To help out, we are doing everything in our power to limit involvement in the pre-merger process to a very small number of Hertz employees.

I will continue to communicate with all employees as key events in this process unfold.

Mark

Additional information

Hertz Global Holdings, Inc. (“Hertz”) will file a Registration Statement on Form S-4 and will file a Tender Offer Statement on Schedule TO (collectively, with the accompanying Letter of
Transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the “SEC”) in connection with the proposed offer (the “Exchange Offer”) by HDTMS, Inc., a wholly owned subsidiary of Hertz, to exchange each issued and outstanding share of common stock of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) for $57.60 in cash and 0.8546 shares of Hertz common stock. The Exchange Offer has not yet formally commenced. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Dollar Thrifty common stock, nor is it a substitute for the Exchange Offer Documents. The Exchange Offer will be made only through the Exchange Offer Documents.

Security holders and investors may obtain, when available, any of the foregoing documents, including the Exchange Offer Documents, for free by visiting EDGAR on the SEC website at www.sec.gov. The Exchange Offer Documents will also be available free of charge from Hertz following commencement of the Exchange Offer. SECURITY HOLDERS AND INVESTORS OF HERTZ AND DOLLAR THRIFTY ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements. These statements are based on the current expectations and beliefs of Hertz and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) Hertz may be unable to obtain regulatory approvals required for the exchange offer or may be required to accept conditions that could reduce the anticipated benefits of the exchange offer as a condition to obtaining regulatory approvals; (2) Dollar Thrifty stockholders may not tender a sufficient number of shares into the exchange offer or Hertz may otherwise be unable to consummate the exchange offer; (3) the length of time necessary to consummate the exchange offer may be longer than anticipated; (4) problems may arise in successfully integrating the businesses of Hertz and Dollar Thrifty and Hertz may not realize the anticipated synergies and other benefits following the exchange offer; (5) the exchange offer may involve unexpected costs; (6) the Hertz and Dollar Thrifty businesses may suffer as a result of uncertainty surrounding the exchange offer; and (7) Hertz and/or Dollar Thrifty may be adversely affected by the other risks described in the SEC reports of Hertz and Dollar Thrifty. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz. Hertz assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.